                                                  ------------------------------
                                                         OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                           OCTuS, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                           6757421-00
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           John D. Tisher                Phone:  (619) 234-6121
                           Hillyer & Irwin
                           550 West C Street, 16th Floor
                           San Diego, CA 92101-3568
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           January 15, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Rubicon Petroleum of Texas, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                  228,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    228,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                           -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  228,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

                  Common Stock, No Par Value

                  OCTuS, Inc.
                  4520 Executive Drive, Plaza One
                  San Diego, CA 92121
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)          Rubicon Petroleum of Texas, Inc.

     (b)          Six Pine Road
                  Colorado Springs, CO 80906

     (c)          Oil and gas exploration

     (d)          N/A

     (e)          N/A

     (f)          A corporation organized under the laws of Texas

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

                  The shares were purchased for an aggregate of $115,875 exclusive of commissions. The source of funds was working capital.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

                  The purpose of the transactions at the time they were entered into was investment.

     (a)          None.

     (b)          None.

     (c)          None.

     (d)          None.

     (e)          None.

     (f)          None.

     (g) Rubicon Petroleum of Texas, Inc. ("Rubicon") is informed and believes that the issuer ("OCTuS") is considering a transaction (the "Change in Control Transaction") with Advanced Technologies International, LTD., a Bahamanian corporation ("ATI"), which may result in ATI and/or controlling persons of ATI, including Konstantenos N. ("Nick") Hronopoulos, obtaining a previously undisclosed controlling interest in OCTuS.

                  Rubicon has substantial reservations about the Change of Control Transaction, and it may seek to prevent the consummation of such a transaction by means of a proxy contest or other means, including litigation if necessary.

     (h)          None.

     (i)          None.

     (j)          None.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) 228,000 shares, representing 5.4% of the outstanding securities of the issuer as set forth in its Form 10-QSB for the period ended June 30, 1998.

     (b) The reporting person has the sole voting and dispositive power for the shares identified in subsection (a).

     (c)          See table attached as Exhibit 99.1.

     (d)          N/A

     (e)          N/A

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

                  99.1     Table of Share Acquisitions

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        November 19, 1998
                                        ----------------------------------------
                                                       (Date)

                                        /s/  John J. Littlejohn
                                        ----------------------------------------
                                                     (Signature)

                                        John J. Littlejohn, President,
                                        Rubicon Petroleum of Texas, Inc.
                                        ----------------------------------------
                                                     (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).